Exhibit 12.1

Lincare Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	FOR THE YEAR ENDED
	DECEMBER 31,
	2006	2005	2004	2003	2002
EARNINGS AVAILABLE TO COVER
FIXED CHARGES:
Income (loss) from continuing	$339,843	$343,066	$440,403	$371,264	$305,662
operations before income taxes
and minority interests
Add:
Fixed charges deducted from
earnings (see below)	29,960	30,357	33,508	31,380	28,357
Earnings available to cover
fixed charges	$369,803	$373,423	$473,911	$402,644	$334,019

FIXED CHARGES:
Interest expense, including	$9,935	$12,432	$17,055	$17,431	$14,165
amounts in operating expense
Amortized indebtedness	953	645	594	542	566
Interest within rent expense	19,072	17,280	15,859	13,407	13,626
Fixed charges	$29,960	$30,357	$33,508	$31,380	$28,357

RATIO OF EARNINGS TO
FIXED CHARGES	12.34	12.30	14.14	12.83	11.78